April 1, 2009
VIA FED EX AND EDGAR
Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Powell Industries, Inc. Form 10-K for the fiscal year ended September 30, 2008 File No. 1-12488
Dear Mr. Vaughn:
In response to your letter dated March 17, 2009, we have prepared the following responses to your comments based on your consideration of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Definitive Proxy Statement on Schedule 14A filed on January 15, 2009 (the “2009 Proxy”).
For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.
Comments and Responses:
Form 10-K for the fiscal year ended September 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 16
1.	We note your response to prior comment 7. We note that as a result of the error you identified, your income before interest, income taxes and minority interest for the 11 months ended September 30, 2006 was overstated by approximately 10.2%. Please explain to us how you concluded that the error was not material to your financial statements. Please provide us with your complete materiality analysis for the year ended September 30, 2006.
Based on our telephone conversation with a Commission representative on March 31, 2009, we will provide a separate explanation with the requested materiality analysis.
Powell Industries, Inc. • PO Box 12818, Houston, Texas 77217 • Tel: 713.944.6900 • www.powellind.com

Mr. Kevin L. Vaughn
April 1, 2009

Note I. Income Taxes, page 53
2.	We have reviewed your response to prior comment 10. Rule 4-08(h)(1)(i) of Regulation S-X requires disclosure of the foreign components of income (loss) before income tax expense (benefit) to the extent that such amounts exceed 5% of your income (loss) before income tax expense (benefit). If your foreign income (loss) before income tax expense (benefit) exceeds 5% of your total income (loss) before income tax expense (benefit) in future filings, please revise to comply.
In future filings, we will revise the disclosure to comply with Rule 4-08(h)(1)(i).
Item 13. Certain Relationships and Related Transactions and Director Independence, page 61
3.	We note your response to prior comment 11. Please provide us with the information required under Item 201(d) of Regulation S-K. In addition, it is not clear why you believe that you do not have any information to disclose under Item 13 of Form 10-K as you state in your response. Even if you did not have reportable transactions with the scope of subsection (a) of Item 404 of Regulation S-K, you still must provide the disclosure required by subparagraph (b) of Item 404. Please advise.
The information required under Item 12 of Form 10-K by Item 201(d) of Regulation S-K is as follows:
EQUITY COMPENSATION PLAN INFORMATION
     The following table provides information as of September 30, 2008, regarding compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance:

Number of securities remaining
	Number of securities to be	Weighted-average	available for future issuance
	issued upon exercise of	exercise price of	under equity compensation plans
	outstanding options,	outstanding options,	(excluding securities shown in the
Plan category	warrants and rights	warrants and rights	first column)
Equity compensation plans approved by shareholders(1)	407,600	$17.14 (2)	1,242,000 (3)
Equity compensation plans not approved by shareholders	—	—	—

Total	407,600	$17.14 (2)	1,242,000 (3)

(1)	Consists of shares of common stock issued or remaining available for issuance under our Restricted Stock Plan, our 2000 Non-Employee Stock Option Plan, our 2006 Equity Compensation Plan and our 1992 Stock Option Plan.

(2)	This weighted average exercise price applies only to 267,300 shares issuable upon exercise of outstanding options under our 1992 Stock Option Plan. The remainder of the outstanding securities are either unvested shares of restricted stock or restricted stock units for which there is no applicable exercise price.

(3)	Consists of 100,000 shares remaining available for issuance under our Restricted Stock Plan, 33,000 shares remaining available for issuance under our 2000 Non-Employee Stock Option Plan, 609,000 shares remaining available for issuance under our 2006 Equity Compensation Plan and 500,000 shares remaining available for issuance under our 1992 Stock Option Plan.
Powell Industries, Inc. • PO Box 12818, Houston, Texas 77217 • Tel: 713.944.6900 • www.powellind.com

Mr. Kevin L. Vaughn
April 1, 2009

We did not have any transactions to report in the last proxy statement pursuant to Item 404(a) of Regulation S-K. The Instruction to Item 404(b) indicates that the disclosure required pursuant to Item 404(b) does not need to be included if such Item 404(a) transactions do not exist; therefore, we did not include such disclosure. In future filings, we will include the requested Item 404(b) disclosure.
Schedule 14A Proxy Statement filed January 15, 2009
Executive Compensation, page 13
4.	We note your response to prior comment 17. Please clarify how you believe the disclosure on pages 14 and 15 of your proxy statement provides the type of analytical disclosure that is required under Item 402(b) of Regulation S-K. The disclosure on page 15 indicates that the Compensation Committee considers individual responsibilities, competitive market data, stock price performance, and individual and company performance when determining the type, size and conditions of long-term equity compensation. Yet, we cannot locate any corresponding disclosure that addresses how the Committee’s consideration of these factors resulted in the specific allocations of equity compensation in 2008. Please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity awards made to your named executive officers in 2008 and describe why the Compensation Committee believed those amounts were appropriate in light of the factors it considered.
The disclosure on pages 14 and 15 of the proxy statement provides a general description of the factors that the Compensation Committee considers when determining the type, size and conditions of long-term equity compensation. The corresponding disclosure that addresses how the Compensation Committee determined the specific allocations of equity compensation in 2008 is found on pages 18 and 19 of the proxy statement. The Company has reviewed Item 402(b) of Regulation S-K and believes that its disclosure fully complied with the standards set forth therein.
As disclosed on page 15 of the proxy statement, “The Compensation Committee exercises discretion in determining the number and type of equity awards to be given to our named executive officers as long-term incentive compensation.” Even though certain components that are considered by the Compensation Committee in setting the level of long-term incentive compensation for the named executive officers are objective, the determination is ultimately a matter of the Committee’s judgment. Therefore, the Company does not believe that there is any further disclosure it could make that would add to the descriptions previously included in its proxy statement. The Compensation Committee has overriding discretion with respect to awards, regardless of whether, or to the extent that, any of the corporate or individual objectives are met.
Powell Industries, Inc. • PO Box 12818, Houston, Texas 77217 • Tel: 713.944.6900 • www.powellind.com

Mr. Kevin L. Vaughn
April 1, 2009

5.	We note your response to prior comment 18. You have not provided a description of the specific items of corporate and individual performance that you consider when determining the different forms and levels of compensation awarded in 2008. In addressing the specific factors the Compensation Committee considers in determining the compensation of your named executive officers, please include a discussion of the specific items of corporate or individual performance that are taken into account in setting compensation policies or making compensation decisions. We will revisit your competitive harm analysis once you provide us with the specific items of corporate and individual performance that you utilize for purposes of deriving your named executive officers’ compensation.
As disclosed on page 14 of the proxy statement, the Compensation Committee considers the Company’s performance as determined by earnings per fully diluted share, or EPS, and the Company’s return on equity. The Compensation Committee also considers the corporate and individual achievement of objectives set at the discretion of the Compensation Committee on an annual basis, such as those set forth in more detail under the “Performance Evaluations” section on page 18 of the proxy statement. The Company has determined that the disclosure of the specific corporate and individual goals generally described in the proxy statement would meet the competitive harm standards set forth in Instruction 4 to Item 402(b) of Regulation S-K, as noted in our response to prior comment 18. In the case of individual objectives, although the nature of the goal varies by individual based upon position and scope of responsibility, the goals, if disclosed, would provide confidential, competitive insight into the Company’s business plan, focus and strategies. In addition, in light of the response provided to comment 4 above, the Company does not believe that additional disclosure would add any further enhancement to the proxy reader’s understanding of the Company’s compensation policies.
6.	We note that in your response to prior comment 20 you appear to state that you will provide SFAS 123R grant date fair value of each share-based award disclosed in the Grants of Plan Based Awards table, however the summary compensation table requires disclosure of the amount recognized for financial statement reporting purposes with respect to the fiscal year for awards of stock or options. Please clarify.
Our prior response merely meant to indicate that we would provide the disclosure required by Item 402 of Regulation S-K which requires, for awards of stock, “the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.” We intend to provide this information in future filings.
Powell Industries, Inc. • PO Box 12818, Houston, Texas 77217 • Tel: 713.944.6900 • www.powellind.com

Mr. Kevin L. Vaughn
April 1, 2009

7.	We note your response to prior comment 21. You appear to include the information relating to your short term incentive plan in the Grants of Plan Based Awards table, while changing the description so you no longer describe it as a plan. Please clarify whether you are treating the short term incentive plan as a plan as defined in Item 402(a)(6)(ii)-(iii) of Regulation S-K.
Our prior response was an attempt to explain why this information was not previously included in the Grants of Plan Based Awards table. However, given the broad definition of “plan” under Item 402(a)(6)(ii)-(iii), we will consider compensation paid under this program as a “plan” in future filings and, therefore, will include it in the Grants of Plan Based Awards table as well.
* * * * * * * *
As requested in your original February 19, 2009 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, please contact me by phone at (713) 944-6900, fax at (713) 947-4435 or e-mail at don.madison@powellind.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours, POWELL INDUSTRIES, INC.
By:	/ s / Don R. Madison
Don R. Madison
Executive Vice President Chief Financial and Administrative Officer

Copies to:	Eric Atallah, SEC, Division of Corporation Finance
Ruairi Regan, Staff Attorney, SEC
Jay Ingram, Special Counsel, SEC
Patrick L. McDonald, President and Chief Executive Officer
Milburn E. Honeycutt, Vice President and Controller
David R. Crabtree, PricewaterhouseCoopers, LLP
Ross Margraves, Winstead PC
Powell Industries, Inc. • PO Box 12818, Houston, Texas 77217 • Tel: 713.944.6900 • www.powellind.com